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                             December 6, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Ave.
       Tampa, Florida 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed November 29,
2021
                                                            File No. 024-11020

       Dear Mr. Dutch Mendenhall:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2021 letter.

       Post Qualification Amendment on Form 1-A

       General

   1.                                                   We reissue prior
comment 1. We note the statements on your website at

https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48%
in the past 12 months. Please reconcile your net asset value calculations on page 57
with the disclosure provided in your amended Form 1-A,
                                                        including your
financial statements for the applicable periods. In addition, we note the reference in the FAQs
of the website to a 5% guarantee. Please explain the basis for this statement and reconcile
with the Form 1-A, which clearly discloses there are no
                                                        guarantees of future
performance.
 Brandon Dutch Mendenhall
FirstName LastNameBrandon
RAD Diversified  REIT, Inc. Dutch Mendenhall
Comapany6,
December  NameRAD
             2021     Diversified REIT, Inc.
December
Page 2    6, 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Fanni Koszeg, Esq.